ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

30 January 2009

Director/PDMR Shareholding

Following the clarification issued by the UK Financial Services Authority on 9 January 2009 regarding the grant of security over shares, Reed Elsevier announces in accordance with Disclosure and Transparency Rule 3.1.4R(1), that it has received notification from Andrew Prozes, a Director of Reed Elsevier PLC and Reed Elsevier NV, that he entered into a security arrangement in 2007 in respect of 70,165 Reed Elsevier PLC ordinary shares, 29,298 Reed Elsevier PLC ADRs, 48,181 Reed Elsevier NV ordinary shares and 45,220 Reed Elsevier NV ADRs owned by him.

Mr Prozes retains beneficial ownership of the above securities, together with a further 11,944 Reed Elsevier PLC ordinary shares, 8,102 Reed Elsevier NV ADRs, 8,093 Reed Elsevier NV ordinary shares and 10,981 Reed Elsevier NV ADRs that are not subject to a grant of security.

Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.